UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

OMB APPROVAL

OMB Number:	3235-0360
Expires:	March 31, 2021
Estimated average burden
hours per response	2.0
1. Investment Company Act File Number:					Date examination completed:
811-	03153				October 31, 2019

2. State identification Number:

	AL	AK	AZ	AR	CA	CO

	CT	DE	DC	FL	GA	HI

	ID	IL	IN	IA	KS	KY

	LA	ME	MD	MA	MI	MN

	MS	MO	MT	NE	NV	NH

	NJ	NM	NY	NC	ND	OH

	OK	OR	PA	RI	SC	SD

	TN	TX	UT	VT	VA	WA X

	WV	WI	WY	PUERTO RICO

Other (specify):

3.Exact name of investment company as specified in registration statement: Russell Investment Company

4.Address of principal executive office (number, street, city, state, zip code): 1301 2nd Avenue, 18th Floor, Seattle, Washington 98101

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC÷s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company÷s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ▪ 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Accountants

To the Board of Trustees of

Russell Investment Company

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 20, 2019. Russell Investment Company's management is responsible for its assertion and the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 20, 2019 and with respect to agreement of security purchases and sales, for the period from October 31, 2018 (the date of our last examination), through March 20, 2019:

-Confirmation of all securities held by the transfer agent;

-Reconciliation of all such securities to the books and records of the Company and the transfer agent;

-Agreement of the number of shares of beneficial interest of investments in affiliated registered investment companies owned by the Company and held by the security depository (Russell Investments Funds Services, LLC) in book entry form to the records of the security depository.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified requirements.

In our opinion, management's assertion that Russell Investment Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 20, 2019 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101

T: (206) 398 3000, F: (206) 398 3100, www.pwc.com/us

This report is intended solely for the information and use of management and the Board of Trustees of Russell Investment Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

October 17, 2019

2 of 2

October 17, 2019

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 2800

Seattle, WA 98101

We are providing this letter in connection with your examination related to management of Russell Investment Company's (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the "Company") assertion (included as Attachment I) that the Company is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940 as of March 20, 2019 and from October 31, 2018 through March 20, 2019.

We confirm, to the best of our knowledge and belief, as of October 17, 2019 the date of your report, the following representations made to you during your engagement.

1.We have performed an evaluation of the Company's compliance with specified requirements.

2.We are responsible for complying with the specified requirements and management's assertion related thereto.

3.We are responsible for establishing and maintaining effective internal control over compliance with the specified requirements.

4.We are responsible for the criteria to be used in the evaluation of the Company's compliance with the specified requirements and management's assertion related thereto and for determining that the criteria are appropriate for its purposes.

5.All relevant matters are reflected in the evaluation of the Company's compliance with the specified requirements and management's assertion related thereto.

6.We have made available to you:

a.all information necessary for purposes of the examination

b.unrestricted access to personnel of the Company from whom you have requested information.

7.There are no deficiencies in internal control relevant to the engagement of which we are aware.

8.We are not aware of any instances of known noncompliance during the period for which the assertion was made.

9.There are no compliance requirements needing clarification that required our interpretation.

10.There are no communications from regulatory agencies, internal auditors, and any other parties concerning possible noncompliance with the specified requirements, including communications received between March 20, 2019 and the date of your report.

11.We are not aware of any instances of known noncompliance occurring subsequent to the period for which the assertion was made.

12.We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Company's compliance with the specified requirements, management's assertion related thereto, or related parties.

To the best of our knowledge and belief, no events have occurred subsequent to March 20, 2o19 and through the date of this letter that effect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

/s/ Mark E. Swanson________________________________________

Mark E. Swanson, Treasurer, Chief Accounting Officer & Chief Financial

Officer, Russell Investment Company

/s/ Mark Spina____________________________________________

Mark Spina, President & Chief Executive Officer, Russell Investment

Company

2

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 20, 2019 and from October 31, 2018 through March 20, 2019.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 20, 2019 and from October 31, 2018 through March 20, 2019 with respect to securities reflected in the investment account of the Company.

Russell Investment Company

/s/ Mark E. Swanson________________________________________

Mark E. Swanson, Treasurer, Chief Accounting Officer & Chief Financial

Officer, Russell Investment Company

/s/ Mark Spina____________________________________________

Mark Spina, President & Chief Executive Officer, Russell Investment

Company

October 17, 2019

Report of Independent Accountants

To the Board of Trustees of

Russell Investment Company

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 30, 2019. Russell Investment Company's management is responsible for its assertion and the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 30, 2019 and with respect to agreement of security purchases and sales, for the period from March 20, 2019 (the date of our last examination), through May 30, 2019:

-Confirmation of all securities held by the transfer agent;

-Reconciliation of all such securities to the books and records of the Company and the transfer agent;

-Agreement of the number of shares of beneficial interest of investments in affiliated registered investment companies owned by the Company and held by the security depository (Russell Investments Funds Services, LLC) in book entry form to the records of the security depository.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified requirements.

In our opinion, management's assertion that Russell Investment Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 30, 2019 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101

T: (206) 398 3000, F: (206) 398 3100, www.pwc.com/us

This report is intended solely for the information and use of management and the Board of Trustees of Russell Investment Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

October 17, 2019

2 of 2

October 17, 2019

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 2800

Seattle, WA 98101

We are providing this letter in connection with your examination related to management of Russell Investment Company's (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the "Company") assertion (included as Attachment I) that the Company is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940 as of May 30, 2019 and from March 20, 2019 through May 30, 2019.

We confirm, to the best of our knowledge and belief, as of October 17, 2019 the date of your report, the following representations made to you during your engagement.

1.We have performed an evaluation of the Company's compliance with specified requirements.

2.We are responsible for complying with the specified requirements and management's assertion related thereto.

3.We are responsible for establishing and maintaining effective internal control over compliance with the specified requirements.

4.We are responsible for the criteria to be used in the evaluation of the Company's compliance with the specified requirements and management's assertion related thereto and for determining that the criteria are appropriate for its purposes.

5.All relevant matters are reflected in the evaluation of the Company's compliance with the specified requirements and management's assertion related thereto.

6.We have made available to you:

a.all information necessary for purposes of the examination

b.unrestricted access to personnel of the Company from whom you have requested information.

7.There are no deficiencies in internal control relevant to the engagement of which we are aware.

8.We are not aware of any instances of known noncompliance during the period for which the assertion was made.

9.There are no compliance requirements needing clarification that required our interpretation.

10.There are no communications from regulatory agencies, internal auditors, and any other parties concerning possible noncompliance with the specified requirements, including communications received between May 30, 2019 and the date of your report.

11.We are not aware of any instances of known noncompliance occurring subsequent to the period for which the assertion was made.

12.We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Company's compliance with the specified requirements, management's assertion related thereto, or related parties.

To the best of our knowledge and belief, no events have occurred subsequent to May 30, 2o19 and through the date of this letter that effect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

/s/ Mark E. Swanson_______________________________________

Mark E. Swanson, Treasurer, Chief Accounting Officer & Chief Financial

Officer, Russell Investment Company

/s/ Mark Spina___________________________________________

Mark Spina, President & Chief Executive Officer, Russell Investment

Company

2

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 30, 2019 and from March 20, 2019 through May 30, 2019.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 30, 2019 and from March 20, 2019 through May 30, 2019 with respect to securities reflected in the investment account of the Company.

Russell Investment Company

/s/ Mark E. Swanson________________________________________

Mark E. Swanson, Treasurer, Chief Accounting Officer & Chief Financial

Officer, Russell Investment Company

/s/ Mark Spina____________________________________________

Mark Spina, President & Chief Executive Officer, Russell Investment

Company

October 17, 2019

Report of Independent Accountants

To the Board of Trustees of

Russell Investment Company

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2019. Russell Investment Company's management is responsible for its assertion and the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2019:

-Confirmation of all securities held by the transfer agent;

-Reconciliation of all such securities to the books and records of the Company and the transfer agent;

-Agreement of the number of shares of beneficial interest of investments in affiliated registered investment companies owned by the Company and held by the security depository (Russell Investments Funds Services, LLC) in book entry form to the records of the security depository.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified requirements.

In our opinion, management's assertion that Russell Investment Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2019 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Russell Investment Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

December 20, 2019

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101

T: (206) 398 3000, F: (206) 398 3100, www.pwc.com/us

December 20, 2019

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 2800

Seattle, WA 98101

We are providing this letter in connection with your examination related to management of Russell Investment Company's (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the "Company") assertion (included as Attachment I) that the Company is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940 as of October 31, 2019 and from May 30, 2019 through October 31, 2019.

We confirm, to the best of our knowledge and belief, as of December 20, 2019, the date of your report, the following representations made to you during your engagement.

1.We have performed an evaluation of the Company's compliance with specified requirements.

2.We are responsible for complying with the specified requirements and management's assertion related thereto.

3.We are responsible for establishing and maintaining effective internal control over compliance with the specified requirements.

4.We are responsible for the criteria to be used in the evaluation of the Company's compliance with the specified requirements and management's assertion related thereto and for determining that the criteria are appropriate for its purposes.

5.All relevant matters are reflected in the evaluation of the Company's compliance with the specified requirements and management's assertion related thereto.

6.We have made available to you:

a.all information necessary for purposes of the examination

b.unrestricted access to personnel of the Company from whom you have requested information.

7.There are no deficiencies in internal control relevant to the engagement of which we are aware.

8.We are not aware of any instances of known noncompliance during the period for which the assertion was made.

9.There are no compliance requirements needing clarification that required our interpretation.

10.There are no communications from regulatory agencies, internal auditors, and any other parties concerning possible noncompliance with the specified requirements, including communications received between October 31, 2019 and the date of your report.

11.We are not aware of any instances of known noncompliance occurring subsequent to the period for which the assertion was made.

12.We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Company's compliance with the specified requirements, management's assertion related thereto, or related parties.

To the best of our knowledge and belief, no events have occurred subsequent to October 31, 2o19 and through the date of this letter that effect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

/s/ Mark E. Swanson_______________________________________

Mark E. Swanson, Treasurer, Chief Accounting Officer & Chief Financial

Officer, Russell Investment Company

/s/ Mark Spina___________________________________________

Mark Spina, President & Chief Executive Officer, Russell Investment

Company

2

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2019 and from May 30, 2019 through October 31, 2019.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2019 and from May 30, 2019 through October 31, 2019 with respect to securities reflected in the investment account of the Company.

Russell Investment Company

/s/ Mark E. Swanson__________________________________________

Mark E. Swanson, Treasurer, Chief Accounting Officer & Chief Financial

Officer, Russell Investment Company

/s/ Mark Spina______________________________________________

Mark Spina, President & Chief Executive Officer, Russell Investment

Company

December 20, 2019